United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

BrightView Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

10948C107

(CUSIP Number)

Fola Adamolekun

c/o One Rock Capital Partners, LLC

45 Rockefeller Plaza, 39th Floor

New York, NY 10111

(212) 605-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10948C107	13D	Page 1 of 18 Pages

1	Names of Reporting Persons Birch-OR Equity Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person OO

CUSIP No. 10948C107	13D	Page 2 of 18 Pages

1	Names of Reporting Persons Birch Equity Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person PN

CUSIP No. 10948C107	13D	Page 3 of 18 Pages

1	Names of Reporting Persons Birch Equity Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person OO

CUSIP No. 10948C107	13D	Page 4 of 18 Pages

1	Names of Reporting Persons One Rock Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person PN

CUSIP No. 10948C107	13D	Page 5 of 18 Pages

1	Names of Reporting Persons One Rock Capital Partners III GP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person PN

CUSIP No. 10948C107	13D	Page 6 of 18 Pages

1	Names of Reporting Persons ORCP GP Professionals, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person OO

CUSIP No. 10948C107	13D	Page 7 of 18 Pages

1	Names of Reporting Persons R. Scott Spielvogel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person IN

CUSIP No. 10948C107	13D	Page 8 of 18 Pages

1	Names of Reporting Persons Tony W. Lee
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,966,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,966,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,966,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person IN

CUSIP No. 10948C107	13D	Page 9 of 18 Pages

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of BrightView Holdings, Inc., a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 980 Jolly Road, Blue Bell, PA 19422.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Birch-OR Equity Holdings, LLC

Birch Equity Holdings, LP

Birch Equity Holdings GP LLC

One Rock Capital Partners III, LP

One Rock Capital Partners III GP, LP

ORCP GP Professionals, LLC

R. Scott Spielvogel

Tony W. Lee

Messrs. Spielvogel and Lee are citizens of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, NY 10111. Each of the Reporting Persons is principally engaged in the business of investing in securities, including the securities of the Issuer. Messrs. Spielvogel and Lee are co-founders and Managing Partners of One Rock Capital Partners, LLC.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 28, 2023 (the “Closing Date”), Birch-OR Equity Holdings, LLC and Birch Equity Holdings, LP (together, the “Investors”) purchased 334,038 and 165,962 shares, respectively, of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), from the Issuer pursuant to an Investment Agreement (the “Investment Agreement”) for an aggregate purchase price of $500 million (the “Issuance”).

Birch-OR Equity Holdings, LLC obtained a portion of the funds used for the purchase of the Series A Preferred Stock pursuant to the Loan Agreement, as defined and described in Item 4 below. The Investors obtained the remainder of the funds used to purchase the Series A Preferred Stock through direct and indirect capital contributions from their respective limited partners and members.

CUSIP No. 10948C107	13D	Page 10 of 18 Pages

Item 4.	Purpose of Transaction

The Series A Convertible Preferred Stock

Item 3 above summarizes certain provisions of the Investment Agreement and is incorporated herein by reference.

The Series A Preferred Stock ranks senior to the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock initially has a liquidation preference of $1,000 per share. Holders of the Series A Preferred Stock are entitled to a dividend at the rate of 7.0% per annum (the “Dividend”), compounding quarterly, paid in kind or paid in cash, at the Issuer’s election. For any quarter in which the Issuer elects not to pay the Dividend in cash, such Dividend will become part of the liquidation preference of each such share of Series A Preferred Stock, as set forth in the certificate of designations designating the Series A Preferred Stock (the “Certificate of Designations”).

Conversion Rights

The Series A Preferred Stock is convertible, in whole or in part, at the option of the holders upon the later of (i) the expiration of the applicable waiting period under the Hart—Scott—Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) the twentieth (20th) calendar day following the mailing of a definitive Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 (the “Information Statement”) to the holders of Common Stock (the “Conversion/Voting Condition”) into shares of Common Stock at an initial conversion price of approximately $9.44 per share of Series A Preferred Stock (the “Initial Conversion Price”) and an initial conversion rate of 105.9322 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments as set forth in the Certificate of Designations; provided that if by the date that is six (6) months after the Closing Date, the applicable waiting period under the HSR Act has not expired or twenty (20) calendar days have not passed since the mailing of the Information Statement to the holders of Common Stock, then from and after the date that is six (6) months after the Closing Date, (x) if the applicable waiting period under the HSR Act has not expired, the Conversion/Voting Condition shall be deemed satisfied with respect to the exercise by a holder of any conversion rights that is below the applicable threshold requiring clearance under the HSR Act and (y) if the applicable waiting period under the HSR Act has expired, but twenty (20) calendar days have not passed since the mailing of the Information Statement to the holders of Common Stock, the Conversion/Voting Condition shall be deemed satisfied with respect to the exercise by a holder of any conversion rights that would result in the holder holding up to 25% of the then issued and outstanding Common Stock.

CUSIP No. 10948C107	13D	Page 11 of 18 Pages

So long as a shelf registration statement on Form S-3 with respect to the Common Stock into which the Series A Preferred Stock is convertible is in effect, at any time after the third anniversary of the Closing Date, if (i) the volume weighted average price of the Common Stock exceeds 200% of the Initial Conversion Price, as may be adjusted pursuant to the Certificate of Designations (the “Mandatory Conversion Price”), for at least twenty (20) trading days in any period of thirty (30) consecutive trading days and (ii) either (x) the volume weighted average price per share of Common Stock is greater than the Mandatory Conversion Price on the trading day immediately prior to the date the Issuer sends the applicable notice of mandatory conversion or (y) the Issuer has not filed a press release or report under the Securities Exchange Act of 1934, as amended, between the last trading day in such thirty (30) day trading period where the volume weighted average price per share of Common Stock is greater than the Mandatory Conversion Price and the date the Issuer sends the applicable notice of mandatory conversion, then the Issuer may elect to convert all or any portion of the Series A Preferred Stock into the relevant number of shares of Common Stock.

Notwithstanding the foregoing, pursuant to the terms of the Certificate of Designations, in no event shall the Series A Preferred Stock be convertible into Common Stock in a manner that would result in the Investors, their permitted transferees and affiliates holding more than 49% (together with any shares of Common Stock otherwise held by the Investors, permitted transferees and their affiliates) of the then issued and outstanding Common Stock (the “Conversion Limitation”).

Voting and Consent Rights

Under the Certificate of Designations, following the satisfaction of the Conversion/Voting Condition, holders of the Series A Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis (subject to the Conversion Limitation); provided that notwithstanding the foregoing, if by the date that is six (6) months after the Closing Date, the applicable waiting period under the HSR Act has not expired or twenty (20) days have not passed since the mailing of the Information Statement to the holders of record of Common Stock on August 25, 2023 (the “Record Date”), then from and after the date that is six (6) months after the Closing Date, (i) if the applicable waiting period under the HSR Act has not expired, the Conversion/Voting Condition shall be deemed satisfied with respect to the exercise by a holder of any as-converted voting rights that is below the applicable threshold requiring clearance under the HSR Act and (ii) if the applicable waiting period under the HSR Act has expired but twenty (20) days have not passed since the mailing of this Information Statement to the holders of record of Common Stock on the Record Date, the Conversion/Voting Condition shall be deemed satisfied with respect to the exercise by a holder of Series A Preferred Stock of any as-converted voting rights that would result in such holder having voting rights up to 25% of the then issued and outstanding Common Stock. Holders of the Series A Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock after the Issuance, certain mergers or consolidations of the Issuer and certain restricted acquisitions.

CUSIP No. 10948C107	13D	Page 12 of 18 Pages

Redemption Rights

At any time following the fourth (4th) anniversary of the Closing Date, the Issuer may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to the greater of: (1) (i) the sum of (x) the then current liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time on or after the fourth (4th) anniversary of the Closing Date and prior to the fifth (5th) anniversary of the Closing Date, (B) 103% if the redemption occurs at any time on or after the fifth (5th) anniversary of the Closing Date and prior to the sixth (6th) anniversary of the Closing Date, and (C) 100% if the redemption occurs at any time on or after the sixth (6th) anniversary of the Closing Date and (2) the arithmetic average of the volume weighted price per share of Common Stock for each of the ten (10) consecutive full trading days ending on, and including the trading days immediately preceding the redemption date, of the Common Stock into which such Series A Preferred Stock could be converted (without regard to any limitations on conversions set forth in the Certificate of Designations).

Change of Control

Upon certain change of control events involving the Issuer, the holders of the Series A Preferred Stock may, at such holder’s election, convert all or a portion of its shares of Series A Preferred Stock into Common Stock at the then-current conversion price; provided that if a holder does not make such election with respect to all of its shares of Series A Preferred Stock, the Issuer shall redeem such of Series A Preferred Stock not so converted at a purchase price per share of Series A Preferred Stock equal to the greater of (x) (A) the then-current liquidation preference thereof plus (B) all accrued and unpaid dividends and (y) the amount of cash and the fair market value of any other property that the holder would have received if such holder had converted such share of Series A Preferred Stock into Common Stock immediately prior to such change of control event.

Governance Rights

Pursuant to the Investment Agreement, the Issuer has also agreed to increase the size of its board of directors (the “Board”) in order to elect two (2) individuals designated by the Investors (the “Designees”) to the Board for a term expiring at the Issuer’s 2024 annual meeting of stockholders. For so long as the Investors or their respective affiliates beneficially own at least 60% of the shares of Series A Preferred Stock purchased in the Issuance (or underlying shares of Common Stock to be issued on conversion of the Series A Preferred Stock), the Investors will have the right to designate two Designees for election to the Board. After the Investors cease to beneficially own at least 60% of the shares of Series A Preferred Stock purchased in the Issuance (or underlying shares of Common Stock to be issued on conversion of the Series A Preferred Stock), the Investors will have the right to designate one Designee for election to the Board. The Investors shall no longer be entitled to designate any Designees for election to the Board after the Investors cease to own at least 20% of the shares of Series A Preferred Stock purchased in the Issuance (or underlying shares of Common Stock to be issued on conversion of the Series A Preferred Stock). The Issuer’s obligation to have any Designee elected to the Board or to nominate any Designee shall in each case be subject to the qualifications set forth in the Investment Agreement.

CUSIP No. 10948C107	13D	Page 13 of 18 Pages

Pursuant to the Investment Agreement, the Investors have designated Kurtis T. Barker and Joshua D. Goldman as their Designees to the Board and each of them were appointed to the Board, effective immediately following the Issuance.

Standstill and Transfer Restrictions

Pursuant to the Investment Agreement, the Investors are subject to certain standstill restrictions, including that the Investors are restricted from acquiring additional equity securities of the Issuer, until the later of six months after which the Investors or their respective affiliates no longer collectively own at least 10% of the Series A Preferred Stock (or underlying Common Stock to be issued on conversion of the Series A Preferred Stock) acquired by them on the Closing Date. Subject to certain exceptions, the Investors are also restricted from transferring the Series A Preferred Stock (or any shares of Common Stock issued on conversion of the Series A Preferred Stock) until the twelve (12) month anniversary of the Closing Date (the “Lock-Up Period”).

Registration Rights Agreement

On the Closing Date, in connection with the Issuance, the Issuer and the Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide to the Investors and each other holder party thereto from time to time (each, a “Holder”), following the Lock-Up Period, certain customary registration rights with respect to each Holder’s shares of Series A Preferred Stock and shares of Common Stock issued in connection with any future conversion of such Holder’s shares of Series A Preferred Stock (together, the “Registrable Securities”).

Under the Registration Rights Agreement, the Issuer is required, no later than the expiration of the Lock-Up Period to file a shelf registration statement on Form S-3 covering the resale of all Registrable Securities, and to use reasonable best efforts to have the shelf registration statement declared effective and to maintain the effectiveness of such shelf registration statement. The Holders have the right to request up to three underwritten take-downs, with anticipated gross proceeds equal to at least $75 million per underwritten take-down, off of the shelf registration statement during any 365-day period (subject to certain cut-back priorities) and the Holders have the right to request unlimited non-underwritten take-downs. Additionally, the Registration Rights Agreement grants each Holder customary demand and “piggyback” registration rights for Registrable Securities. The Registration Rights Agreement permits the Issuer to postpone the filing or use of a registration statement for a period not to exceed 75 days (such period, a “Postponement Period”) if the filing or continued use of the registration statement would, in the good faith judgment of the Board (after consultation with external legal counsel) (i) require the Issuer to disclose material non-public information that, in the Issuer’s good faith judgment (after consultation with external legal counsel), the Issuer has a bona fide business purpose for not disclosing publicly or (ii) materially interfere with any material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction involving the Issuer or any of its subsidiaries then under consideration. There will not be more than one Postponement Period in any 180-day period.

CUSIP No. 10948C107	13D	Page 14 of 18 Pages

The foregoing descriptions of the Investment Agreement, Certificate of Designations and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Pledge Agreement

On August 25, 2023, Birch-OR Equity Holdings, LLC entered into a loan agreement (the “Loan Agreement”) with the lenders from time to time party thereto, Deutsche Bank Trust Company Americas, as administrative agent, and Mizuho Securities USA LLC, as calculation agent. As security for its obligations under the Loan Agreement, Birch-OR Equity Holdings, LLC has pledged 334,038 shares of Series A Preferred Stock (the “Pledged Shares”) pursuant to a pledge agreement (the “Pledge Agreement”) by and between Birch-OR Equity Holdings, LLC and Mizuho Bank, Ltd., dated as of August 25, 2023. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Birch-OR Equity Holdings, LLC unless an event of default under the Loan Agreement has occurred and is continuing.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Investment Agreement and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the conditions of the Investment Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, their representatives, and their Designees to the Board may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 10948C107	13D	Page 15 of 18 Pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 93,400,000 shares of Common Stock outstanding as of July 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Birch-OR Equity Holdings, LLC	52,966,100	36.2%	0	52,966,100	0	52,966,100
Birch Equity Holdings, LP	52,966,100	36.2%	0	52,966,100	0	52,966,100
Birch Equity Holdings GP LLC	52,966,100	36.2%	0	52,966,100	0	52,966,100
One Rock Capital Partners III, LP	52,966,100	36.2%	0	52,966,100	0	52,966,100
One Rock Capital Partners III GP, LP	52,966,100	36.2%	0	52,966,100	0	52,966,100
ORCP GP Professionals, LLC	52,966,100	36.2%	0	52,966,100	0	52,966,100
R. Scott Spielvogel	52,966,100	36.2%	0	52,966,100	0	52,966,100
Tony W. Lee	52,966,100	36.2%	0	52,966,100	0	52,966,100

The amounts reported in the table above include (i) 35,385,380 shares of Common Stock issuable upon conversion of 334,038 shares of Series A Preferred Stock held of record by Birch-OR Equity Holdings, LLC and (ii) 17,580,720 shares of Common Stock issuable upon conversion of 165,962 shares of Series A Preferred Stock held of record by Birch Equity Holdings, LP.

ORCP GP Professionals, LLC is the general partner of One Rock Capital Partners III GP, LP, which is the general partner of One Rock Capital Partners III, LP, which has the right to appoint a majority of the members of the board of managers of Birch-OR Equity Holdings, LLC.

ORCP GP Professionals, LLC is also the sole member of Birch Equity Holdings GP LLC, which is the general partner of Birch Equity Holdings, LP.

CUSIP No. 10948C107	13D	Page 16 of 18 Pages

Mr. Spielvogel and Mr. Lee are the managing members of ORCP GP Professionals, LLC and have or share voting and investment discretion with respect to the securities held of record by the Investors. As a result of these relationships, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by Birch Equity Holdings, LP. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)	Except as described above in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the securities of the Issuer.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Investment Agreement, Loan Agreement, Pledge Agreement, Certificate of Designations and Registration Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Investment Agreement, dated as of August 28, 2023, by and among BrightView Holdings, Inc., Birch Equity Holdings, LP and Birch-OR Equity Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 2023).

3	Loan Agreement, dated as of August 25, 2023, with the lenders from time to time party thereto, Deutsche Bank Trust Company Americas, as administrative agent, and Mizuho Securities USA LLC, as calculation agent.

4	Pledge Agreement, dated as of August 25, 2023, by and between Birch-OR Equity Holdings, LLC and Mizuho Bank, Ltd.

5	Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 2023).

6	Registration Rights Agreement, dated as of August 28, 2023, by and among BrightView Holdings, Inc., Birch Equity Holdings, LP and Birch-OR Equity Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 2023).

CUSIP No. 10948C107	13D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2023

BIRCH-OR EQUITY HOLDINGS, LLC

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Secretary and Treasurer

BIRCH EQUITY HOLDINGS, LP

By: Birch Equity Holdings GP LLC, its general partner
By: ORCP GP Professionals, LLC, its sole member

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

BIRCH EQUITY HOLDINGS GP LLC

By: ORCP GP Professionals, LLC, its sole member

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

ONE ROCK CAPITAL PARTNERS III, LP

By: One Rock Capital Partners III GP, LP, its general partner
By: ORCP GP Professionals, LLC, its general partner

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

ONE ROCK CAPITAL PARTNERS III GP, LP

By: ORCP GP Professionals, LLC, its general partner

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

CUSIP No. 10948C107	13D	Page 18 of 18 Pages

ORCP GP PROFESSIONALS, LLC

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

R. SCOTT SPIELVOGEL

/s/ R. Scott Spielvogel
Name:	R. Scott Spielvogel

TONY W. LEE

/s/ Tony W. Lee
Name:	Tony W. Lee